Exhibit 99.1

Liberty Defense Appoints Seasoned Capital Markets Executive Will Hamilton to its Board of Directors

Wilmington, MA, USA– April 29, 2026 – Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (Nasdaq: DETX, TSXV: SCAN), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, today announced the appointment of Will Hamilton to its Board of Directors.

Mr. Hamilton brings more than 20 years of experience in equity research and portfolio management, with a strong focus on small-cap companies and public market investing. Mr. Hamilton currently is a Partner and Portfolio Manager at Kestrel Merchant Partners, which he joined in 2025. Prior to that, he was a Partner at Manatuck Hill Partners, a Connecticut-based hedge fund, where he spent 10 years researching and investing in small-cap public companies. Earlier in his career, Mr. Hamilton was an analyst at Granite Point Capital, a Boston-based small-cap hedge fund, for five years. He began his investment career on the sell-side as an equity analyst at Sanders Morris Harris and Pershing. Mr. Hamilton holds a Bachelor of Arts degree from Duke University and is a CFA Charter holder.

“We are very pleased to welcome Will to Liberty’s Board,” said Bill Frain, CEO of Liberty Defense. “Will brings deep public markets expertise at a pivotal stage in our growth. His two decades of experience investing in emerging growth companies will strengthen our Board as we remain focused on disciplined execution and delivering long-term shareholder value.”

Mr. Hamilton added, “Liberty Defense has a compelling growth opportunity addressing the increasing global security needs with differentiated technology and experienced leadership. I am excited to join the Board and look forward to collaborating with the management team to support strategic execution, operational discipline, and significant value creation for shareholders.”

About Liberty Defense

Liberty Defense (Nasdaq: DETX, TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the Company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions.

Investor Relations

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Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. The parties undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of their securities or their respective financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA